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EX99.10 - PRESS RELEASE DATED MAY 23, 2005: MIV THERAPEUTICS NAMES DHIRAJLAL
          KOTADIA, CEO OF SAHAJANAND, AS CO-CHAIRMAN AND MANAGING DIRECTOR OF INTERNATIONAL OPERATIONS - APPOINTMENT TO ACCELERATE SUCCESSFUL COMPLETION OF MIVT'S PLANNED ACQUISITION OF SAHAJANAND MEDICAL TECHNOLOGIES


VANCOUVER, B.C.--(BUSINESS WIRE)--May 23, 2005--MIV Therapeutics Inc., (OTCBB:
MIVT) a developer of next-generation biocompatible coatings and drug delivery technologies, announced today that it has appointed successful business and biomedical technology innovator Dhirajlal Kotadia, founder and CEO of India-based advanced stent manufacturer Sahajanand Medical Technologies, to the position of Co-Chairman and Managing Director of International Operations for MIVT.

Mr. Kotadia pioneered the use of advanced laser cutting technology that transformed the jewelry diamond-cutting industry, and more recently the manufacture of vascular stents. Since founding Sahajanand Medical Technologies in 1998 to bring the laser-based manufacturing technology to the stent industry, Mr. Kotadia has built the company into the third-largest maker of drug-eluting stents in the world. SMT has focused on bringing affordable advanced drug-eluting cardiovascular stents to people everywhere, including developing nations. SMT expects to generate an estimated $20 million in annual revenues for the current financial year as it expands its markets in Asia, the Middle East, the Pacific Rim and Latin America. MIVT recently executed an agreement to acquire Sahajanand Medical Technologies. Mr. Kotadia's appointment to the MIVT positions is expected to accelerate completion of the planned acquisition.

In the position of Co-Chairman and Managing Director of International Operations, Mr. Kotadia will bring his proven skills as a technical and business visionary to oversee MIVT's international business initiatives. He will assist the advancement of the Company's proprietary Hydroxyapatite (HAp) coating technology through research and development stages and later clinical trials phases. MIVT is developing a next generation line of proprietary advanced biocompatible coatings for passive and drug-eluting application on cardiovascular stents and other implantable medical devices. The Company's proprietary ultra-thin coating has been derived from a unique biocompatible material called Hydroxyapatite (HAp) that has been shown to significantly inhibit the body's inflammatory response, and other serious complications. MIVT estimates that the market for its advanced stents will grow to approximately $100 million in the next three years.

"Sahajanand brings tremendous skill and experience in the manufacturing of first-quality vascular stents, while MIVT's hydroxyapatite coating represents a revolutionary advance in biocompatibility," said Mr. Kotadia. "The combination of Sahajanand's stent manufacturing skills, in collaboration with MIVT's biocompatible coating technologies, is a powerful synergy that I believe will drive significant success in the global marketplace for years to come. The hydroxyapatite coating provides uniquely high levels of biocompatibility, and we believe it will give MIVT's products powerful medical advantages - and therefore exceptionally competitive advantage in the marketplace."

Drug-coated stents are replacing the earlier generation of bare-metal stents due to their superior long-term performance in treatment of vascular disease. The companies report continued progress toward the acquisition, and have extended the original letter of intent in order to finalize the transaction. SMT is the largest privately-held producer of coronary drug eluting stents outside of North America. Sahajanand has achieved success in 35 countries around the world, with some 30,000 stents implanted in patients throughout India, East Asia, Latin American and the Mid-East, and expects to cross the benchmark of 50,000 implanted stents in the current year.

Following completion of the MIVT's intended acquisition of Sahajanand, and completion of necessary phases of development of the HAp drug-eluting coatings, MIVT will also target its proprietary next-generation stent products at the large markets of Europe, North America and elsewhere.

Mr. Kotadia's successful development of cost-effective laser systems to cut diamonds transformed that industry with higher quality, lower-cost solutions. He has successfully tranferred that laser technology to the stent industry, enabling the start of a similar transformation in the biomedical sector through the creation of highest-quality stents at significantly lower costs than traditional manufacturing methods.

"It is my great pleasure to welcome the addition of Mr. Dhirajlal Kotadia to our leadership team, as MIVT Co-Chairman in charge of global operations," said Alan Lindsay, President and CEO of MIVT. "Mr. Kotadia's stellar global reputation, his extremely diverse scientific talents and his proven business acumen will all be tremendous assets. We are very excited and believe that he will play an important role in expanding MIVT's global reach and strategic business growth throughout India, Asia, the Americas and Europe."

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About Sahajanand Medical Technologies PVT Ltd. (SMT - India)
------------------------------------------------------------

SMT-India believes in continuous evolution and innovation to provide next generation medical devices at affordable prices. Since 1998, SMT -India has been focused on drug eluting stents. In 2002, Infinnium Revolutionary Paclitaxel Eluting Stent was commercially launched in the Indian market and has been an overwhelming domestic success. Subsequently the Supralimus stent was launched in 2004. SMT - India products are supplied in over 140 Cathlabs across India and are widely accepted by leading interventional cardiologists. SMT exports products to 35 countries worldwide and has locally registered products in 5 countries. Two-year follow-up registry data were presented at major Cardiological Congresses like the Euro-PCR in Paris 2004, and TCT in Washington DC, in September, 2004. The prospective study called "Simple II" was completed recently and will be presented at TCT 2005 Washington DC USA. SMT held a large-scale Clinical Scientific Meeting attended by more than 570 Invasive Cardiologists from 28 countries, in February, 2005, in Dubai.
About MIV Therapeutics

MIV Therapeutics is developing a next generation line of advanced biocompatible coatings for passive and drug-eluting application on cardiovascular stents and other implantable medical devices. MIVT's ultra-thin coating formulation is designed primarily to protect surrounding tissue from the chemical interaction of metal stents. MIVT's ultra-thin coating has been derived from a unique biocompatible material called hydroxyapatite (HAp) that during in-vivo animal trials demonstrated excellent safety and superior healing properties pursued by the science in the field of advanced implantable drug delivery systems. Hydroxyapatite is a bioactive porous material that makes up the bone mineral and matrix of teeth. It is widely used as a bone substitute material and for coating implantable fixation devices in orthopedic, dental and other applications. MIVT's novel drug eluting technology provides an alternative solution to polymer-based drug eluting coatings currently in the stent market. A broader spectrum of synthetic parameters allows MIVT's drug eluting coating easily and widely applicable to various implantable devices with a pre-designed drug release profile to meet desirable clinical performance. MIVT reached a Collaborative Research Agreement (CRA) with the University of British Columbia and supported a research and development grant from the Natural Sciences and Engineering Research Council of Canada (NSERC) in 2002 to Dr. Tom Troczynski for the development of hydroxyapatite as a drug eluting coating. In December 2004 MIVT received a Government grant for the research program titled "Development of Novel Drug Eluting Composite Coatings for Cardiovascular Stents" under the National Research Council - Industrial Research Assistance Program (NRC-IRAP). Under this sponsorship the Company will progress to the development stage, which is expected to finalize the drug-eluting research and development program.
For more information, please visit
http://www.trilogy-capital.com/tcp/mivt/website.html. To read or download MIV Therapeutics' Investor Fact Sheet, visit http://www.trilogy-capital.com/tcp/mivt/factsheet.html. To obtain daily and historical Company stock quote data, and recent Company news releases, visit http://www.trilogy-capital.com/tcp/html/mivt.htm. Cautionary Language

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements. Such statements are indicated by words or phrases such as "believe", "will", "breakthrough", "significant", "indicated", "feel", "revolutionary", "should", "ideal", "extremely" and "excited." These statements are made under "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those described in forward-looking statements and are subject to risks and uncertainties. See the Company's filings with the Securities and Exchange Commission including, without limitation, the Company's recent Form 10-K and Form 10-Qs, which identify specific factors that may cause actual results or events to differ materially from those described in the forward-looking statements.


CONTACT:

MIV Therapeutics Inc.
Dan Savino, 1-800-221-5108 ext.16 (Investors)
Fax: 604 301-9546
dsavino@mivi.ca

or

Trilogy Capital Partners
Paul Karon, 800-342-1467 (Investors)
paul@trilogy-capital.com

or

Product inquiries and business opportunities:
Arc Rajtar, 604-301-9545 ext.22
arajtar@mivi.ca